


07006161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW HARBOR CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chloe Gavin 212 453-1140 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine Neider Wohl, LLP
(Name – *if individual, state last, first, middle name*)

708 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN F. BEATTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW HARBOR CAPITAL INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

ROSALINDA GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires
April 11, 2008



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW HARBOR CAPITAL INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005



Levine Neider Wohl, LLP
Certified Pub'c Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
New Harbor Capital Inc.

We have audited the accompanying balance sheets of New Harbor Capital Inc., as of December 31, 2006 and 2005 and the related statements of income (loss) and accumulated deficit, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Harbor Capital Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Levine Neider Wohl, LLP

February 20, 2007

NEW HARBOR CAPITAL INC.
BALANCE SHEETS
DECEMBER 31,

	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 167,676	$ 135,281
Due from affiliate	265	15,265
Prepaid expenses and taxes	2,609	2,015
Total Current Assets	170,550	152,561
Investment in restricted securities	52,700	33,500
Total Assets	$ 223,250	$ 186,061
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$13,099	$ 8,453
Total Liabilities	13,099	8,453
Commitments		
Stockholder's Equity:		
Common stock - par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	295,299	240,299
Accumulated deficit	(85,149)	(62,692)
Total Stockholder's Equity	210,151	177,608
Total Liabilities And Stockholder's Equity	$ 223,250	$186,061

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF INCOME (LOSS) AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
Revenue	$ -	$ 10,000
Expenses:		
Accounting	17,756	14,509
Regulatory fees	1,978	1,629
Miscellaneous	70	532
Insurance	949	997
Legal	4,657	666
Rent	1,000	1,000
Total Expenses	26,410	19,333
Loss From Operations	(26,410)	(9,333)
Other Income (Expense):		
Interest income	4,213	2,898
Interest expense	-	(17)
Loss on investment in restricted securities	-	(4,200)
	4,213	(1,319)
Loss Before Provision For Income Taxes	(22,197)	(10,652)
Provision For Income Taxes	260	606
Net Loss	(22,457)	(11,258)
Accumulated Deficit- Beginning	(62,692)	(51,434)
Accumulated Deficit - Ending	$(85,149)	$(62,692)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balances, December 31, 2004	$ 1	$240,299	$(51,434)
Net loss - 2005	-	-	(11,258)
Balances, December 31, 2005	1	240,299	(62,692)
Additional Paid-In Capital	-	55,000	-
Net Loss - 2006	-	-	(22,457)
Balances, December 31, 2006	$ 1	$295,299	$(85,149)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
Cash Flows From Operating Activities:		
Net Loss	$(22,457)	$ (11,258)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Investment in restricted securities	-	4,200
(Increase) Decrease In Assets:		
Due from affiliate	15,000	(15,265)
Prepaid expenses	(594)	(373)
Increase (Decrease) In Liabilities:		
Accounts payable and accrued expenses	4,646	2,453
Income taxes payable	-	(660)
Net Cash Used In Operating Activities	(3,405)	(20,903)
Cash Flows From Investing Activities:		
Investment in restricted securities	(19,200)	-
Net Cash Used In Investing Activities	(19,200)	-
Cash Flows From Financing Activities:		
Capital contributions	55,000	-
Net Cash Provided by Financing Activities	55,000	-
Increase (Decrease) In Cash And Cash Equivalents	32,395	(20,903)
Cash And Cash Equivalents - Beginning Of Year	135,281	156,184
Cash And Cash Equivalents - End Of Year	$167,676	$ 135,281
Supplemental Disclosures Of Cash Flow Information:		
Cash paid during the years for:		
Interest	$ -	$ 17
Income taxes	$ 300	$ 1,632

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND DECEMBER 31, 2005

Note 1 - Business Organization

New Harbor Capital Inc. (the "Company") was incorporated on September 30, 1993 under the laws of Delaware. The Company's corporate office is located in New York City.

The Company operates pursuant to a restriction agreement with the National Association of Securities Dealers, Inc. ("NASD"), dated January 19, 1996, and amended December 31, 1998. Under the terms of the agreement, the Company is permitted to perform, among other things, certain financial consulting services for corporate clients, private placements of securities and selling tax shelters or limited partnerships in primary distributions on a best efforts basis only, and act as a co-manager in public offerings in which the Company provides advice to issuers. The amended agreement limits the Company's underwriting business to issuers to whom the Company has provided advisory services. The Company will not receive any retention and, therefore, will not be involved in any sales efforts.

Note 2 - Significant Accounting Policies

For the year beginning January 1, 1994 and thereafter, the Company has elected in accordance with Section 1372(a) of the Internal Revenue Code of 1954 not to be subject to federal income tax and to have income or losses pass directly through to the stockholder's individual income tax returns.

The Company prepares its financial statements on the accrual basis of accounting, whereby revenues and expenses are generally recognized in the year in which earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

The carrying amounts of the assets and liabilities reported in the balance sheet approximate their fair market value based on the short-term maturity of these instruments.

Note 3 - Net Capital Requirements

By regulatory authority of the Security and Exchange Commission (See Note 6), the Company must limit its aggregate indebtedness not to exceed 1,500% of its net capital. Net capital as defined, as of December 31, 2006 and 2005 was $207,277 and $160,328 respectively, and aggregate indebtedness was $13,099 and $8,453, respectively, resulting in respective net capital ratios of approximately .06 and .05 (aggregate indebtedness) to 1 (net capital).

Pursuant to the net capital provisions of Rule 15c3-1 (g)(2)(ii) (the uniform net capital rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $100,000 or 6 2/3% of its aggregate indebtedness, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, or computed at 6 2/3%. As at December 31, 2006 and 2005, the Company had actual net capital, as defined, of $207,277 and $160,328 respectively, and required minimum net capital of $100,000 as of both dates. In its restriction letter, the Company agreed to maintain 120% of its minimum net capital requirement in accordance with Rule 17(a)-11(b)(I). Net capital at December 31, 2006 of $207,277 and at December 31, 2005 of $160,328, is equivalent to approximately 207% and 160% respectively, of the minimum net capital requirements.

Note 4 - Due From Affiliate

During the year ended December 31, 2005, a $15,000 loan was advanced to an affiliate bearing interest at 2.23% per annum. The $15,000 loan was repaid on January 4, 2006.

Note 5 - Investment In Restricted Securities

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock (See Note 9) of The NASDAQ Stock Market, Inc., pursuant to the terms and conditions contained in a private placement memorandum. In June 2006, the Company exercised the final warrants under the agreement and purchased 1,200 shares of common stock at $16 per share. These shares have limited registration that expires in June 2007.

At December 31, 2006, the Company had no intention of selling these securities. As a result, the securities are being valued at cost.

Other securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. The investment is stated at cost.

Note 6 - Regulatory Requirements

The Company operates under the authority of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), which require the following disclosures in addition to the information on net capital requirements (See Note 3).

No material differences exist between the audited computation of net capital and the Company's corresponding Focus Part II A, as revised.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Note 7 - Related Party Transactions

During the years ended December 31, 2006 and 2005, rent expense, in the amount of $1,000, was charged by New Harbor Incorporated, an affiliate through common control and management. No formal lease has been executed.

During the years ended December 31, 2006, and 2005, an affiliate paid for the general insurance of the Company. The affiliate absorbed the cost of the insurance and does not expect to be repaid. The amount of the insurance paid for the Company cannot be determined.

Note 8 - Concentration Of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its temporary cash investment with a high credit quality institution. Such investment is insured by the Securities Investor Protection Corporation ("SIPC").

Note 9 - Commitment

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, all warrants have expired or have been exercised under the plan.

During the year ended December 31, 2005, warrants to acquire 1,200 shares of common stock at $15 per share, expired. During the year ended December 31, 2006, warrants to acquire 1,200 shares of common stock at $16 per share have been exercised (see note 5).



Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
New Harbor Capital Inc.

We have audited the accompanying financial statements of New Harbor Capital Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 20, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Neider Wohl, LLP

February 20, 2007

NEW HARBOR CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net Capital - Total Stockholder's Equity		$210,151
Deductions For Non-Allowable Assets:		
Prepaid expenses	(2,609)	
Due from affiliate	(265)	
	(2,874)	
Net Capital Before "Haircuts"		207,277
Net Capital "Haircuts":		
Re: Investment in marketable securities	(11,640)	
Re: Investment in restricted securities	(52,700)	
	(64,340)	
Net Capital After "Haircuts"		$142,937
Aggregate Indebtedness Included In Balance Sheet:		
Accounts payable and accrued expenses		$ 13,099
Computation of Net Capital Requirement:		
Minimum Net Capital Required		$100,000
Excess Net Capital - Based on Minimum Capital		$ 42,937

The accompanying notes are an integral part of the supplementary schedule.



Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

To The Board of Directors and Stockholders
New Harbor Capital Inc.

In planning and performing our audit of the financial statements and supplemental schedules of New Harbor Capital Inc, (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. Concerning the approval and authorization of cash disbursements, in addition to the actual signing of the checks – one person performs these functions without any review, approval or authorization of the transactions. The company has kept important Company documents (including unused checks) in unlocked file cabinets. In 2007, the Company has taken steps to lock up important documents.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Levine Neider Wohl, LLP

New York, New York
February 20, 2007

END